Exhibit 99.1

Maris-Tech Announces Expansion of Commercial Activity in the U.S. Defense Market

Industry Veteran Adam Emanuel has been appointed to the Company’s advisory board and Maris-Tech will partner with Altagrove LLC to promote the Company’s innovative solutions for integration on various UAVs and unmanned platforms

Rehovot, Israel, Oct. 16, 2023 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of artificial intelligence (“A.I.”) accelerated video solutions for edge platforms, today announced significant steps toward expansion of its activity in the U.S. market. The Company announced the appointment of Adam Emanuel of Emanuel & Associates, Inc., located in Washington, D.C., to Maris-Tech’s Advisory Board and the Company’s partnership with him and Altagrove LLC (“Altagrove”), a defense and space manufacturing company that delivers smart and innovative technology solutions to create competitive customer advantages, located in Virginia, to facilitate the marketing of its products in the U.S. governmental and defense market.

Adam Emanuel has over 30 years of experience in aerospace defense and homeland security in the U.S. federal market space, representing both U.S. and major Israeli companies. He has facilitated joint programs between the U.S. and Israeli governments, accompanying the entire process, including advocacy on Capitol Hill, funding, competition, and the Americanization of technology.

Maris-Tech’s high-performance edge-AI computing and low-latency video streaming solutions for integration on remote platforms are meeting and exceeding the requirements of North American manufacturers and defense contractors in both the commercial and defense markets. The Company’s flagship products and innovative technologies were recently showcased at the Commercial UAV Expo in Las Vegas, a leading international trade show and conference, and will be showcased at the Milipol Expo in Paris.

Israel Bar, CEO of Maris-Tech, commented on the new appointment, saying, “The growing global market for video-based Edge Computing solutions, coupled with the interest in Maris-Tech’s unique, powerful solutions incorporating video streaming and AI acceleration for autonomous remote platforms, has opened exciting new opportunities for Maris-Tech to expand the Company’s global operations. We are happy to partner with Adam Emanual and are certain that his vast experience and deep market knowledge will be a valuable driving force to further our expansion into the U.S. defense market. Adam and our other Advisory Board members – Mr. Nir Ben Moshe and Mr. Les Litwin- strengthen our Advisory Board, assisting Maris-Tech with penetrating new markets.”

Adam Emanuel said, “I look forward to assisting and leveraging my expertise in the U.S. market to advance Maris-Tech’s unique solutions. Maris-Tech’s field-proven products have already been widely adopted worldwide, and I am excited to bring them to the U.S., facilitated by Altagrove as lead systems integrator.”

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek, ” “intend, ” “plan, ” “goal, ” “estimate, ” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the partnership with Altagrove, the contribution of Adam Emanuel in promoting the Company’s expanstion into the U.S. defense market and the growing interest in our unique, powerful solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com